LEONARD, STREET AND DEINARD, PROFESSIONAL ASSOCIATION

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota 55402

June 21, 2005

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20459-0306

Re:	South Dakota Soybean Processors, LLC
Form 10-K for the fiscal year ended December 31, 2004
Filed April 15, 2005
File No. 0-50253

Dear Ms. Davis:

We represent South Dakota Soybean Processors, LLC, a South Dakota limited liability company (“SDSP” or the “Company”) and have been authorized by them to provide the attached memorandum (the “Memorandum”) responding to the Staff’s letter, dated June 7, 2005, and the four itemized comments contained therein (the “Staff Comment Letter”).  The Memorandum sets forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.  This cover letter and the Memorandum were filed electronically via EDGAR, with three (3) additional courtesy paper copies being sent to each of you and Mr. Duersch via Federal Express.

If you have any questions with respect to the matters covered in the Memorandum, please do not hesitate to contact Mark Weitz at (612) 335-1517 or Marci Winga at (612) 335-1784.  We thank you for your cooperation.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Marci K. Winga

Marci K. Winga

cc:	James Seurer
Rodney Christianson

MEMORANDUM

TO:	Jill S. Davis and Jonathan Duersch Securities and Exchange Commission

FROM:	James Seurer, Chief Financial Officer South Dakota Soybean Processors, LLC

RE:	Response to SEC comments on Form 10-K for Fiscal Year Ended December 31, 2004
Commission File No.: 0-50253

DATE:	June 21, 2005

The following memorandum has been prepared with the assistance of our counsel and accountants in response to the SEC comment letter dated June 7, 2005, regarding South Dakota Soybean Processors, LLC’s Form 10-K for the Fiscal Year Ended December 31, 2004.

We specifically acknowledge 1) that we are responsible for the adequacy and accuracy of the disclosure contained in our filings; 2) that Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss any of these responses, or if you have any questions, please feel free to call our counsel, Mark Weitz at (612) 335-1517 or Marci Winga at (612) 335-1784.

We have reproduced the Staff’s comment in boldface print below, with our response to such comment inserted directly below.

General

1.                                      Please correct your file number to 0-50253 in your next filing under the 1934 Exchange Act.

We will comply with this comment and correct our file number in our next filing under the 1934 Exchange Act.

Report of Independent Registered Public Accounting Firm, page F-2

2.                                      We have noted your disclosure on Form 8-K dated January 18, 2005 relating to your change in auditor from Eide Bailly LLP.  Based on your disclosure, we note that Eide Bailly advised you that they believed certain services related to the preparation of your financial statements were in violation of Rule 2-01 of Regulation S-X.  Please clarify, in detail, the nature of these services and identify all periods for which Eide Bailly had performed such services.  Demonstrate how Eide Bailly was able to appropriately review or audit financial reports in the periods for which these services were performed.  We may have further comment.

As reported in our Form 8-K for the third quarter of 2003, our Chief Financial Officer resigned in October 2003.  As a result of that unexpected event, Eide Bailly LLP assisted our controller with certain ministerial aspects of the consolidation of our financial statements and related elimination entries, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2003, and for the quarter ended March 31, 2004.  Specifically, we provided Eide Bailly LLP with spreadsheets containing our financial statements, and Eide Bailly assisted with certain eliminations of intercompany accounts and made the respective changes to the spreadsheets.  It is our understanding that Eide Bailly LLP relied on the exception, previously identified in Example 6 of Section 602.02.c.ii of the Codification of Financial Reporting Policies, describing the unexpected resignation of a company’s comptroller, in performing these engagements.   It is our further understanding that when this exception was later rescinded, Eide Bailly LLP re-evaluated its involvement with the review of the March 31, 2004 quarterly financial statements. Eide Bailly LLP’s conclusion was that its assistance might have been construed to impair the firm’s independence, thereby possibly impairing its independence on all subsequent work related to the 2004 financial statements.  As a result, upon the resignation of Eide Bailly LLP, on January 18, 2005, we engaged our subsequent and current auditors, Gordon Hughes and Banks, to re-perform the reviews of the financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, and to audit our annual financial statements for the period ending December 31, 2004.  Gordon Hughes and Banks’ review of our 2004 quarterly financial statements was completed, without requiring any changes, prior to the filing of our Form 10-K for 2004.

Management’s Discussion and Analysis

Results of Operations, page 12

3.                                      We note your disclosures generally identifying soybean meal and soybean oil as your core business products which accounted for 60% and 37%, respectively, of sales for the year ended December 31, 2004.  We further note that your disclosures identify that you operate a soybean processing plant and a soybean oil refinery, and sell soybean meal and refined soybean oil to different types of customers.  As such, it is unclear whether these products represent operating segments as defined in paragraph 10 of SFAS 131.  Please describe to us the process used internally for monitoring the financial results of these different product groups.  Please identify your chief operating decision (CODM) maker and provide to us the reports reviewed by your CODM to manage these operations and allocate resources.  Tell us how you have considered these operations in relation to the definitions and disclosure requirements of SFAS 131.

To clarify, we do not view our operations as different segments of the soybean market because soybean meal and soybean oil are two products of the same crushing and oil extraction process.  There is no allocation of resources or raw materials between the two products.  Soybean meal is a byproduct of the crushing process that is left over after the oil has been extracted from the bean.  Refining the “crude” soybean oil that has been extracted from the bean is merely a value-added addition to the production of soybean oil.  We do not believe that the fact that we sell the soybean meal after the crushing process and further refine the extracted soybean oil makes them separate operating segments.

Prior to 2002, we sold our soybean oil in “crude” form with no additional processing primarily to one vegetable oil refiner that refined the oil to make it fit for human consumption.  In 2000, we began to question the long-term viability of relying on a single customer to purchase our oil and began looking for alternative markets in which to sell the crude oil we were producing. After much consideration, we decided instead to obtain refinery equipment that would permit us to process our crude soybean oil produced in the crushing process into refined and bleached oil (the first two stages of refining that are required to produce a soybean oil fit for human consumption).  This value-added refining process allows us to receive a processing premium when selling the refined and bleached soybean oil, rather than crude soybean oil, to vegetable oil refiners for further processing.

In addition to the integration of the production of soybean meal and refined and bleached soybean oil, the sales and marketing of soybean meal and refined and bleached soybean oil is also substantially integrated.  Our purchase price of soybeans and sale price for soybean meal is established from the current price of each respective commodity on the Chicago Board of Trade (“CBOT”) plus or minus an adjustment for local basis.  The sale price for refined and bleached soybean oil is established from the current price of crude soybean oil on the CBOT plus or minus an adjustment for local basis and plus a fixed toll processing premium per contract for our refined and bleached oil.  Because commodity prices fluctuate daily and the timing of selling soybean meal and soybean oil relative to the time of purchasing soybeans is not instantaneous nor proportionate to the yield of bushel of soybeans, managing the price relationship between both products and soybeans is critical to the profitability of our business.  Accordingly, as described below, our Commercial Department handles the merchandising of both soybean meal and refined and bleached soybean oil.

Our chief operating decision maker (CODM) is our CEO, Rodney Christianson. Reporting to Mr. Christianson are our Commercial Manager, Thomas Kersting, and Operating Managers, Rodney Fenske for soybean processing, and Michael Noble for the refined and bleached oil refining.  Our Commercial Department, under Mr. Kersting’s supervision is responsible for our risk management, procuring our soybeans and selling our products, which includes establishing our local basis for soybeans, soybean meal and soybean oil (crude or refined and bleached). Mr. Fenske and Mr. Noble are responsible for the safe and efficient operations of their respective operations.

Several reports are generated for us to manage our business. Key reports reviewed and monitored by our CODM include: our daily position report, which summarizes our inventory, future contracts, cash contracts and hedges for soybeans, soybean meal, and soybean oil; a hedging trade confirmation from Country Hedging that covers hedges in soybeans, soybean meal and soybean oil; daily production reports; monthly financial statements; monthly margin analysis; monthly yield analysis; goals and standards for operating units; and a monthly capital investment report.  We do not believe any of these reports meet the definition of discrete financial information in SFAS 131.  We do not create a report showing profitability of a “refining segment.”  We do not charge the refinery for the crude soybean oil processed, nor do we allocate any other general costs to this process.  Our CODM and the rest of management only see a report detailing the “production” costs associated with refining and bleaching the oil. These costs include chemicals necessary to refine the oil, maintenance, and personnel costs. The report is simply used to oversee that our employees are tracking their costs and possibly cutting them where appropriate.  While we do not believe that these reports are of the nature requested in your comment, we would be happy to provide you with copies.

Financial Statements

Notes 5.  Equity Investment in Minnesota Soybean Processors, page F-15

4.                                      We note your disclosure regarding your investment in Minnesota Soybean Processors (MnSP) which you account for using the equity method.  Given that the loss in MnSP appears to exceed the 20% threshold of your consolidated loss from continuing operations, before taxes, it is unclear why you have not included audited financial statements for MnSP for the year ended December 31, 2004 in your filing.  Refer to Rule 3-09(a) of Regulation S-X.  Please submit to us your significance calculation of MnSP and demonstrate why it is appropriate to exclude audited financial statements for MnSP for the year ended December 31, 2004, if that is your view.

We recognized a loss of $54,626 with respect to our investment in Minnesota Soybean Processors (“MnSP”).  This corresponds to our proportionate share (approximately 6.95%) of MnSP’s loss during the period from August 31, 2004 through the end of the year, which is the period we owned the investment.  During that period, the amount of loss incurred was not proportionate to MnSP’s total annual loss of $4,474,525 because a disproportionately large amount of such loss was incurred earlier in the year, prior to our investment.  Our review and analysis shows that the $54,626 loss we recognized for MnSP did not exceed the 20% threshold.

It appears that the Staff may have calculated the 20% threshold using the line item “Income Before Income Taxes and Minority Interest of Subsidiary” of $12,852, which includes 100% of the loss of $1,611,410 incurred by our consolidated subsidiary, Urethane Soy Systems Company (“USSC”).  Since we only own 58% of USSC, 42% of the net loss of USSC, or $676,792, is attributable to the minority interest of USSC, as shown in the Minority Interest in Net Loss of Subsidiary.  In calculating the 20%

threshold under Rule 3-09(a) of Regulation S-X for preparation of our 10-K, we used “Net Income Before Income Taxes” or $689,644,  not “Income Before Income Taxes and Minority Interest of Subsidiary.”

The following is our significance calculation for our investment in MnSP.  Our initial calculation was based upon 2004 results:

Net Income Before Income Taxes	$689,644
Net Loss in Equity Investment in MnSP	54,626 (1)
Calculation Base	$744,270
Threshold	20%
20% Threshold	$148,854
Our Recognized Loss in MnSP	(54,626)

Excess Over 20% Threshold	$94,228

                                                Our conclusion based upon our initial calculation was that the loss in MnSP did not exceed the 20% threshold and therefore audited financial statements of MnSP were not required to be included in our 10-K for the year ended December 31, 2004.

                                                Further after review of the computational provisions contained in Regulation S-X Rule 1-02(w) Computational Note 2, we concluded another calculation was required.  Because our consolidated income for 2004 was more than 10% lower than the average of our consolidated income for the last five years, such average should be substituted for purposes of the calculation.  The calculation of the average is as follows:

Net Income Before Income Taxes
2004	$689,644
2003	$3,263,350
2002	$7,132,726
2001	$7,735,353
2000	$5,827,201

Average	$4,929,635

Net Income Before Income Taxes - Average	$4,929,635
Threshold	20%
20% Threshold	$985,927
Our Recognized Loss in MnSP	(54,626)

Excess Over 20% Threshold	$931,301

(1) This loss was added back in accordance with the computation provisions of Regulation S-X Rule 1-02(w) Computational Note 1.

Our conclusion based upon the additional guidance contained in the computational notes of Regulation S-X Rule 1-02(w) is that we are not required to file separate financial statements for MnSP in our 10-K for the year ended December 31, 2004.